UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2012

Commission File No.: 001-33905

UR-ENERGY INC.

(Translation of the registrant’s name into English)

10758 W Centennial Road, Suite 200

Littleton, Colorado 80127

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐       Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐           No ☒

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Ur-Energy Enters into Definitive Agreement to Acquire Pathfinder Mines Corporation

Littleton, Colorado (PR Newswire – July 24, 2012) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) (“Ur-Energy” or the “Company”) is pleased to announce the execution of a Share Purchase Agreement to acquire, through its wholly-owned subsidiary Ur-Energy USA Inc., Pathfinder Mines Corporation (“Pathfinder”).

Pathfinder owns the Shirley Basin and Lucky Mc (pronounced “mac”) mine sites in the Shirley Basin and Gas Hills mining districts of Wyoming, respectively, from which it historically produced more than seventy-one million pounds of uranium, primarily from the 1960s through the 1990s. Internal historic reports prepared by Pathfinder estimate the presence of remaining resources at the two projects totalling approximately 15 million pounds U3O8. These historic reports estimate that the Shirley Basin project holds over 10 million pounds U3O8 at a GT (grade-thickness) cut off of 0.25 ft%. The average grade reported for the property is 0.21% U3O8. Lucky Mc holds an additional 4.7 million pounds U3O8 at similar grade. These historic resource calculations were reviewed by Ur-Energy during a due diligence investigation but a qualified person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves under National Instrument 43-101 and Ur-Energy is not treating the historic estimate as current mineral resources or mineral reserves. The tailings facility at the Shirley Basin site is one of the few remaining facilities in the U.S. that is licensed by the United States Nuclear Regulatory Commission (“NRC”) to receive and dispose of byproduct waste material from other in-situ uranium mines.

Wayne W. Heili, President and CEO of the Company stated, “I am extremely pleased to announce this acquisition. Adding the Shirley Basin and Lucky Mc properties to our flagship Lost Creek Property and other exploration projects provides Ur-Energy excellent prospects for the expansion of our operations over coming years. This transaction brings a highly accretive set of assets and historic mineral resources.”

The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from its sole shareholder, COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000. The initial payment of US$1,325,000 was made upon execution of the Share Purchase Agreement and will be held in escrow pending the approval by the NRC for the change of control of the NRC License for the Shirley Basin mine site. Subject to that and other regulatory and governmental approvals, together with customary closing conditions, closing of the transaction is anticipated in 6 – 12 months.

Together with property holdings of patented lands, unpatented mining claims, and State of Wyoming and private leases totalling more than 5,100 acres (3,300+ acres at Shirley Basin; 1,800+ at Lucky Mc), the Company acquires all historic geologic, engineering and operational data related to the two areas held by Pathfinder. Additionally, Ur-Energy acquires all historic Pathfinder U.S. exploration and development data in a database estimated to comprise hundreds of project descriptions in more than twenty states, including thousands of drill logs and geologic reports.

John W. Cash, Vice President Regulatory Affairs, Exploration and Geology for Ur-Energy noted, “We are anxious to close the transaction in order to complete an analysis by a qualified person of the historic estimates and to prepare an NI 43-101 compliant mineral resource estimate, as well as to commence baseline studies for the initiation of regulatory applications, initially at the Shirley Basin site. As well, we anticipate that the historic exploration and development databases which are an integral part of this acquisition will provide abundant opportunity for new exploration targets and for resale to third parties.”

Both Lucky Mc and Shirley Basin conventional mine operations were suspended in the 1990s due to low uranium pricing and facility reclamation was substantially completed. After closing of the transaction, the Company will assume responsibility to complete the remaining reclamation work at Shirley Basin and at the Lucky Mc mine site. The Lucky Mc tailings site was fully reclaimed and has been transferred to the United States Department of Energy. Ur-Energy will therefore assume no obligations with respect to the NRC License at the Lucky Mc tailings site, which will either be terminated or will be assumed by COGEMA or an affiliate prior to the closing of the transaction.

Finally, various former Pathfinder personnel with decades of invaluable institutional knowledge are available to the Company for some period of time through ongoing consulting agreements.

Ur-Energy also is progressing various opportunities for its Lost Creek Project. The Company awaits the final regulatory authorization for Lost Creek from the U.S. Bureau of Land Management (BLM). The BLM is near completion of its environmental review process following the close of public comments related to a draft environmental impact statement (“EIS”) in June. The projected completion date for the Lost Creek Project final EIS, and issuance of a record of decision by the BLM, is anticipated later in the summer of 2012. The NRC and the Wyoming Department of Environmental Quality previously granted approvals for the Project. The Company plans to begin construction at the Lost Creek Project following receipt of the record of decision, followed by production in the spring of 2013.

Ur-Energy is currently in discussions with several financial sources to secure debt financing for the costs associated with the construction and development of the Lost Creek Project plant and initial well field facilities. Although the Company maintains a well funded treasury, the debt instruments being considered would provide additional flexibility to advance the Pathfinder acquisition and pursue other prospective development and acquisition opportunities.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

Cautionary Note Regarding Forward-Looking Information

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the ability and timing of the Company to obtain all necessary approvals for and to close the purchase transaction; the ability to confirm the mineral resources estimated by historic reports to complete an NI 43-101 compliant resource; the anticipated value of the assets and databases being acquired; the timing of receipt of the BLM record of decision and commencement of construction and production at Lost Creek; and the ability of the Company to secure debt or other project financing related to the Lost Creek Project) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Reader should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UR-ENERGY INC.

Date: July 24, 2012	By:	/s/ Roger Smith
Roger Smith, Chief Financial Officer